

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 18, 2009

George G. Andrews
President and Chief Executive Officer
Capitol City Bancshares, Inc.
562 Lee Street, S.W.
Atlanta, GA 30310-0200

      Re: **Capitol City Bancshares, Inc.**
              Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
              Filed January February 10, 2009
              File No. 000-25227

Dear Mr. Andrews:

      We have completed our limited review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

                      Sincerely,

                      Kate McHale
                      Staff Attorney